新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

RECEIVED
2007 NOV -5 A

Your Ref: 82-1755
Our Ref.: CSD/EL/KW/MKK/S20
In reply ☞ Please quote our reference number on the letter and envelope.

30 October 2007

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 2054
USA

SUPPL

07027755

BY COURIER

Dear Sirs

Re: Sponsored ADR Program

We enclose for your records a copy of each of the following documents of the Company:

1. Announcement dated 29 October 2007 in respect of placing of existing shares, subscription for new shares and suspension and resumption of trading; and

2. Notification dated 30 October 2007 in respect of the above Announcement.

The above are to supplement our submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

Ernest Lai
Company Secretary

Enc

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code :0016)

PLACING OF EXISTING SHARES
SUBSCRIPTION FOR NEW SHARES
AND
SUSPENSION AND RESUMPTION OF TRADING

Placing Agent

Goldman Sachs (Asia) L.L.C.

On 29 October, 2007, the Vendor and the Placing Agent entered into the Placing Agreement under which the Placing Agent has conditionally agreed to place, on a fully underwritten basis, 72,500,000 Shares held by the Vendor to independent placees at a Placing Price of HK$150.75 per Share.

On the same day, the Vendor and the Company entered into the Subscription Agreement under which the Vendor has conditionally agreed to subscribe, and the Company has conditionally agreed to allot and issue to the Vendor, the Subscription Shares (which is a number of Shares equal to the number of Shares placed pursuant to the Placing Agreement) at the Subscription Price.

The net proceeds to be received by the Company from the Subscription will amount to approximately HK$10,884 million. The Company intends to apply the net proceeds of the Subscription in its core property development and investment activities, particularly in Mainland China.

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

The Vendor will make an application to the Executive Director of the Corporate Finance Division of the SFC for a waiver if necessary from the obligation to make a general offer under Rule 26 of the

Takeovers Code consequent on its acquisition of the Subscription Shares.

As the Placing and the Subscription are subject to the satisfaction of a number of conditions and may or may not proceed to completion, Shareholders and prospective investors are advised to exercise caution when dealing in the Shares.

The Company has requested that trading in the shares of the Company be suspended from 9:30 am on Tuesday 30 October, 2007 in order to give time for the market to take account of this announcement, and resume with effect from 2:30 pm on the same day.

PLACING AGREEMENT DATED 29 October, 2007

Parties

(i) the Vendor;

(ii) the Company; and

(iii) the Placing Agent (as placing agent and underwriter of the Placing).

Number of Placing Shares

The Placing Agent has conditionally agreed to place, on a fully underwritten basis, 72,500,000 Shares, representing approximately 2.9% of the Company's existing issued share capital and approximately 2.8% of its issued share capital as enlarged by the issue of the Subscription Shares.

The placees

The Placing Shares have been placed by the Placing Agent to not less than six independent placees (which are professional, institutional and/or individual investors).

Placing Price

The Placing Price is HK$150.75 per Share, representing (i) a discount of approximately 5.7% to the closing price of HK$159.90 per Share quoted on the Stock Exchange on 29 October, 2007, the latest trading day prior to the date of the Placing Agreement and (ii) a premium of approximately 2.9% to the average closing price of HK$146.44 per Share quoted on the Stock Exchange from 23 October, 2007 to 29 October, 2007, both dates inclusive, being the last five trading days prior to the issue of this announcement. After adjustment for the expenses of the placing, the placing price is approximately HK$150.12 per Share.

The Placing Price has been determined after arm's length negotiations between the parties.

Rights

The Placing Shares will be sold free of any encumbrances and third-party rights. The placees will receive all dividends and distributions declared, made or paid after the date of the Placing Agreement.

Independence of the Placing Agent and the placees

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Placing Agent (which may also be one of the placees) is a third party independent of the Company and its connected persons (as defined in the Listing Rules) and is also independent of and is not acting in concert with the Vendor or any person acting in concert with it (as defined in the Takeovers Code).

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of the placees (and their ultimate beneficial owners): (i) is independent of and is not acting in concert with the Vendor or any person acting in concert with it (as defined in the Takeovers Code) and (ii) is not connected with the Directors, chief executive or substantial shareholders (as defined in the Listing Rules) of the Company or any of its subsidiary companies or an associate of any of them.

Conditions of the Placing

Completion of the Placing is conditional upon:

(a) there not having occurred any material breach of, or any event rendering untrue or inaccurate to a material extent, any of the representations, warranties or undertakings under the Placing Agreement;

(b) trading generally not having been suspended or materially limited on, or by, any of the stock exchanges in Hong Kong, New York or the PRC;

(c) trading of any securities of the Company not being suspended on the Stock Exchange, other than being suspended as a result of the Placing;

(d) a material disruption in securities settlement, payment or clearance services in Hong Kong, the United States or the PRC not having occurred;

(e) any moratorium on commercial banking activities not having been declared by Hong Kong, PRC or Federal or New York State authorities;

(f) there not having occurred any outbreak or escalation of hostilities, declaration of a national emergency or war, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the Placing Agent's judgment, is material and adverse and which, singly or together with any other event specified in the Placing Agreement, makes it, in the Placing Agent's judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Placing Shares on the terms and in the manner contemplated herein;

(g) the Subscription Agreement having been entered into by the parties thereto on the date of the Placing Agreement and not subsequently having been revoked, terminated or modified;

(h) the receipt by the Placing Agent of:

(i) certified copies of the board minutes of the Company and the Vendor dated the date of the Placing Agreement approving or ratifying the Placing and the Subscription;

(ii) a certified copy of the executed version of the Subscription Agreement; and

(iii) one signed original "no registration" legal opinion issued by the Placing Agent's United States legal counsel in relation to the Placing Agreement and the transactions contemplated thereunder,

each in a form reasonably satisfactory to the Placing Agent.

If any of the conditions set out above shall not have been fulfilled to the satisfaction of the Placing Agent or waived by the Placing Agent on or before 1 November, 2007 or such other date as the Company and the Placing Agent may agree, the Placing Agreement and the obligations of the Placing Agent under the Placing Agreement shall cease and terminate at that time. Shareholders and investors are therefore advised to exercise caution when dealing in Shares.

Completion of the Placing

It is expected that completion of the Placing will take place on 1 November, 2007 (or such other date as the Vendor and the Placing Agent may agree in writing).

Lock-up

The Vendor has undertaken to the Placing Agent that (except for the sale of the Placing Shares pursuant to the Placing Agreement) from the date of the Placing Agreement until (and including) the date being 90 days after the Closing Date, it will not, and will procure that any companies controlled by it will not, (without the prior written consent of the Placing Agent) (i) offer, pledge, charge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any share of the Company (including for the avoidance of doubt the Shares to be subscribed for by the Vendor under the Subscription Agreement and any Share acquired after the date of the Placing Agreement) or any interests therein or any securities convertible into or exercisable or exchangeable for any such shares or interests, or (ii) enter into any swap or similar agreement that transfers to another, in whole or in part, the economic risk of ownership of such shares of the Company, whether any such transaction described in (i) or (ii) above is to be settled by delivery of shares in the Company or such other securities, in cash or otherwise, or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above.

The Company has undertaken to the Placing Agent, and the Vendor has undertaken to the Placing Agent it will procure the Company, not to, from the date of the Placing Agreement and until (and including) the date being 90 days after the Closing Date (without the prior written consent of the Placing Agent) (i) allot, issue, offer to allot or issue, grant any option, right or warrant to subscribe, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any share of the Company or any interests therein or any securities convertible into or exercisable or exchangeable for any such shares or interests, or (ii) enter into any swap or similar agreement that transfers to another, in whole or in part, the economic risk of ownership of such shares of the Company, whether any such transaction

described in (i) or (ii) above is to be settled by delivery of shares in the Company or such other securities, in cash or otherwise, or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above, provided that the Company may issue Shares to the Vendor pursuant to and in accordance with the terms and conditions of the Subscription Agreement.

SUBSCRIPTION AGREEMENT DATED 29 October, 2007

Parties

(i) the Vendor; and

(ii) the Company.

Number of Subscription Shares

A number of new Shares (being 72,500,000) equal to the number of Shares placed pursuant to the Placing Agreement.

Subscription Price

The Subscription Price will be equal to the sum of (i) the Placing Price (adjusted for the expenses of the Placing) and (ii) any interest actually earned and received on the proceeds of the Placing from the date of closing to completion of the Subscription divided by the number of Subscription Shares. The net proceeds of the Subscription are expected to amount to approximately HK$10,884 million.

Mandate to issue new Shares

The Subscription Shares will be issued under the general mandate granted to the Directors pursuant to an ordinary resolution passed by the Shareholders at the annual general meeting of the Company held on 7 December, 2006. Under such general mandate, the Company is allowed to allot and issue up to approximately 249.2 million Shares. As at the date of this announcement, no Share has been allotted and issued pursuant to such general mandate.

Ranking

The Subscription Shares, when fully paid, will rank equally with the existing issued Shares.

Conditions of the Subscription

Completion of the Subscription is conditional upon:

(a) completion of the Placing pursuant to the Placing Agreement;

(b) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Subscription Shares; and

(c) the Executive Director of the Corporate Finance Division of the SFC granting a waiver if necessary from the obligation of the Vendor or any party deemed to be acting in concert with it to make a general offer under Rule 26 of the Takeovers Code as a result of the Placing and Subscription.

Completion of the Subscription

Completion of the Subscription will take place on or before the second business day after the date upon which the last of the conditions is satisfied or such other date as the Vendor and the Company may agree, provided that completion will not be later than a date falling 14 days after the date of the Placing Agreement (i.e. 12 November, 2007).

In the event that the conditions are not fulfilled within 14 days after the date of the Placing Agreement (or such later date as may be agreed between the parties and subject to compliance with the Listing Rules), then the Subscription Agreement and all rights and obligations thereunder will cease and terminate and none of the parties shall have any claim against the other for costs, damages, compensation or otherwise.

If completion of the Subscription takes place more than 14 days after the date of the Placing Agreement, the Subscription would not fall within the exemption under Listing Rule 14A.31(3)(d) and would be subject to the relevant requirements of the Listing Rules regarding connected transactions.

Application for listing from Stock Exchange and waiver from SFC

The Company will apply to the Stock Exchange for the granting of the listing of, and permission to deal in, the Subscription Shares.

The percentage shareholding (and voting rights) of the Vendor and parties acting in concert with it will be reduced from 45.4% to 42.5% immediately after completion of the Placing and will be increased back to 44.1% immediately after completion of the Subscription. The Vendor will make an application to the Executive Director of the Corporate Finance Division of the SFC for a waiver if necessary from any obligation to make a general offer under Rule 26 of the Takeovers Code consequent on its acquisition of the Subscription Shares.

EFFECT OF THE PLACING AND THE SUBSCRIPTION

The shareholding structure of the Company before and after the Placing and the Subscription is summarised as follows:

	At the date of this announcement		Immediately after completion of the Placing but before the Subscription		Immediately after completion of the Placing and the Subscription	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
The Vendor and parties acting in concert with it (as defined in the Takeovers Code)	1,130,614,283	45.4	1,058,114,283	42.5	1,130,614,283	44.1
Public Shareholders						
Placees (Note)	Nil	-	72,500,000	2.9	72,500,000	2.8
Other public Shareholders	1,361,219,079	54.6	1,361,219,079	54.6	1,361,219,079	53.1
Sub-total	1,361,219,079	54.6	1,433,719,079	57.5	1,433,719,079	55.9
Total	2,491,833,362	100	2,491,833,362	100	2,564,333,362	100

Note: No placee will become a Substantial Shareholder of the Company upon completion of the Placing.

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

The net proceeds to be received by the Company from the Subscription will amount to approximately HK$10,884 million. The Company intends to apply the net proceeds of the Subscription in its core property development and investment activities, particularly in Mainland China.

The Directors (including the independent non-executive Directors) believe the terms of the Placing and the Subscription, which have been negotiated on an arm's length basis in accordance with normal commercial terms, are fair and reasonable and are in the best interest of the Company.

The Company has not raised funds by way of any issue of equity securities in the 12 months immediately preceding the date of the Placing Agreement and Subscription Agreement.

SUSPENSION OF TRADING OF SHARES

The Company has requested that trading in the shares of the Company be suspended from 9:30 am on Tuesday 30 October, 2007 in order to give time for the market to take account of this announcement, and resume with effect from 2:30 pm on the same day.

DEFINITIONS

"associate"	has the meaning ascribed to it in the Listing Rules
"BVI"	British Virgin Islands
"Closing Date"	the business day (i.e. any day excluding Saturdays, Sundays and

public holidays in Hong Kong on which licensed banks generally are open for business in Hong Kong) after the day on which all the conditions set out in the Placing Agreement have been satisfied, but in any event no later than 1 November, 2007, or such other date as the Vendor and the Placing Agent may agree

"Company"	Sun Hung Kai Properties Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars
"Listing Committee"	the Listing Committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Placing"	the placing of the Placing Shares by the Placing Agent pursuant to the Placing Agreement
"Placing Agent"	Goldman Sachs (Asia) L.L.C. In so far as the Placing Agent, in performing its functions under the Placing Agreement, is "dealing in securities" as defined in Schedule 5 of the SFO, it shall only do so through Goldman Sachs (Asia) L.L.C. and only in circumstances such that none of the sub-provisions (I), (II), (III), (IV) and (V) in sub-paragraph (iv) to the definition of "dealing in securities" in Part 2 of Schedule 5 of the SFO are applicable
"Placing Agreement"	the share placing agreement dated 29 October, 2007 entered into between the Vendor, the Company and the Placing Agent in relation to the Placing
"Placing Price"	HK$ 150.75 per Placing Share
"Placing Shares"	72,500,000 Shares, being Shares currently owned by the Vendor
"PRC"	The People's Republic of China
"SFC"	the Securities and Futures Commission
"SFO"	Securities and Futures Ordinance

"Share(s)"	share(s) of nominal value of HK$0.50 each in the share capital of the Company
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of the Subscription Shares by the Vendor at the Subscription Price pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement dated 29 October, 2007 entered into between the Vendor and the Company in relation to the Subscription
"Subscription Price"	the amount per Subscription Share which is equal to the amount of the sum of (i) the Placing Price multiplied by the number of Subscription Shares and (ii) any interest actually earned and received on the proceeds of the Placing from the date of closing to completion of the Subscription and less the expenses which are payable by the Company in connection with the Placing and Subscription divided by the number of Subscription Shares
"Subscription Shares"	72,500,000 new Shares to be subscribed by the Vendor at the Subscription Price under the Subscription Agreement, which shall be the same number of Shares as the number of Placing Shares placed under the Placing Agreement
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"trading day"	has the meaning ascribed to it in the Listing Rules
"Vendor"	Vantage Captain Limited, a limited liability company incorporated in the BVI, which is owned by a trust associated with the families of Mr. Walter Kwok Ping-sheung, Mr. Thomas Kwok Ping-kwong and Mr. Raymond Kwok Ping-luen.

By Order of the Board

LAI Ho-Kai,Ernest

Company Secretary

Hong Kong, 29 October 2007

As at the date of this announcement, the board of Directors comprises eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; five non-executive Directors, being LEE Shau-kee, WOO Po-shing, LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement; and four Independent Non-Executive Directors, being CHUNG Sze-yuen, FUNG Kwok-king, Victor, YIP, Dicky Peter and WONG Yue-chim, Richard.

All the directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement misleading.

South China Morning Post

30 October 2007

Sun Hung Kai Properties Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

NOTIFICATION

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES

An announcement containing details of the matter is available for viewing on website of Hong Kong Exchanges and Clearing Limited website at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Sun Hung Kai Properties Limited (the "Company") at www.shkp.com under "Investors".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 45th Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:15 p.m. to 5:45 p.m., Mondays to Fridays and from 9:00 a.m. to 1:00 p.m. on Saturdays, from 30 October 2007 until 29 November 2007. Copies will be provided upon request at no charge.

By order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 30 October 2007

END